Exhibit 99.1

Lombard Medical Announces Regulatory Approval in Japan for IntelliFlex™ LP Delivery System for the Aorfix™ Abdominal Aortic Aneurysm Endovascular Stent Graft

Exclusive Japanese Partner Medico’s Hirata Anticipates Market Share Gain Following Launch in Early 2017

OXFORDSHIRE, England--(BUSINESS WIRE)--January 5, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced approval from the Japanese Ministry of Health, Labour and Welfare for its IntelliFlex™ Low Profile (LP) Delivery System for the Aorfix™ Endovascular Stent Graft. Commercial launch will follow reimbursement approval, which is anticipated in February 2017.

Aorfix with IntelliFlex is exclusively distributed by Medico's Hirata Inc., one of Japan’s leading suppliers of vascular products with proven expertise in building significant market share for AAA stent grafts.

This new and innovative delivery system is used in conjunction with the Aorfix endovascular stent graft, the only AAA stent graft with global regulatory approval to treat aortic neck angulation up to 90 degrees. The IntelliFlex LP Delivery System features a low profile, compact and ergonomic design that provides intuitive control of Aorfix during deployment, even in challenging anatomy. The system features an integrated exchange sheath allowing ancillary devices to be introduced during the endovascular AAA procedure avoiding the need for sheath exchanges thus potentially reducing blood loss, vessel trauma, procedure cost and time.

Masataka Hirata, President of Medico’s Hirata Inc., said, “We have enjoyed great success already with Aorfix in Japan and built our market share to approximately 8% over the last two years. Now with the approval of IntelliFlex, we believe we will significantly increase the usage of this unique technology for the benefit of physician’s ease of use, procedural outcomes and patients across the broadest range of AAA anatomies.”

“Japan is the world’s second largest standalone EVAR market and is both strategically and financially important for us,” said Lombard Medical CEO Simon Hubbert. “With our partner, Medico’s Hirata, we look forward to providing Japanese physicians with the Aorfix stent graft, which has outstanding clinical results, now delivered with the unique advantages of the IntelliFlex LP Delivery System.”

The EVAR market in Japan is estimated at 10% of the global market and has been growing at an average rate of approximately 18%. In Japan, there are approximately 400 physicians at 200 clinics performing EVAR and it is estimated that approximately 55% of Japanese AAA patients are treated using this method.1

Business Update

The Company is reporting preliminary revenue of $2.4 million for the 2016 fourth quarter and $12.1 million for the 2016 full year as compared to the most recent guidance provided in August 2016 which reflected a revenue floor of $13.0 million. Underlying this shortfall is the Company’s previously stated strategy to exit the U.S. market and to pursue cash conservation measures to bridge the business to the recently announced transaction with MicroPort Scientific Corporation.

About Aorfix Endovascular Stent Graft

Aorfix is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide. Aorfix has a CE Mark, Japan regulatory approval, and received FDA approval in 2013.

About Abdominal Aortic Aneurysms (AAAs)

AAAs are balloon-like enlargements of the aorta which if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix, an endovascular stent graft that has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

1 Medtech Ventures: Aortic Intervention Market (2014)

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, +44 (0)1235 750 800
Chief Executive Officer
or
William J. Kullback, +1-858-750-5245
Chief Financial Officer